UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2008.
Commission File Number 000-50656
InNexus Biotechnology Inc.

(Translation of registrant’s name into English)
1055 W. Hastings Street, Suite 2760 Vancouver, BC V6E 2E9

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InNexus Biotechnology Inc.
(Registrant)

Date September 10, 2008	By	/s/ Wade Brooksby
(Signature)*
Wade Brooksby
Chief Financial Officer

*	Print the name and title under the signature of the signing officer.

BC FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1	Name and Address of Company:
INNEXUS BIOTECHNOLOGY INC.
1055 W. Hastings Street
Suite 2200
Vancouver (British Columbia) Canada V6E 2E9

Item 2	Date of Material Change:
August 24, 2008

Item 3	News Release:
News Release dated September 3, 2008 disseminated under section 7.1 of National Instrument 51-102.

Item 4	Summary of Material Change:
The Issuer’s Board of Directors expands the Board to seven directors and announces the selection of David Warden as a new Director.

Item 5	Full Description of Material Change:
See attached News Release

Item 6	Reliance on Section 7.1(2) or (3) of National Instrument 51-102:
The Company is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information:
There is no omitted information.

Item 8	Senior Officers:
JEFF MORHET, President and CEO of the Company, is knowledgeable about the material change and this report. He can be contacted by telephone at 480-862-7500 or by e-mail at jmorhet@ixsbio.com

Item 9	Dated at Vancouver, British Columbia, the 9th day of September, 2008.
“Jeff Morhet"
JEFF MORHET
CHAIRMAN & CEO

InNexus Biotechnology Strengthens Patent Team with New Leadership
British Columbia, Canada — September 3, 2008 — InNexus Biotechnology Inc., (TSX: IXS.V, OTCBB: IXSBF, http://www.ixsbio.com), a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology, welcomes David Warden to its Board of Directors.
Mr. Warden was a founding partner of Yetter, Warden & Coleman, L.L.P. In his 23 years of practice, he has represented both plaintiffs and defendants in cases pertaining to antitrust, securities violations, trade secrets, patents, and other business and technology litigation.
“I am pleased to have David join our team as a director on our Board,” said Jeff Morhet, Chairman and CEO. “His broad legal experience and, in particular, his expertise in patent law will prove valuable as we continue to expand and fortify our intellectual property position. I look forward to working with David as a valuable addition to our Board.”
Mr. Warden is considered one of Houston’s top Lawyers from H magazine and recognized as one of the Texas “Super Lawyers” in Texas Monthly magazine from 2003-2006. Warden has published many articles during his career, “Trade Secrets and Patents: Comparison and Contrasts in Royalty Determination,” and “How to Quantify Trade Secrets Theft,” are among them. He received his B.S. and his M.S. in Engineering from Purdue University and obtained his Juris Doctorate degree in 1981 from the University of Virginia.
InNexus has taken deliberate steps to enhance its intellectual property position. This latest addition follows a previous appointment of Gilbert Gabo, as the company’s Vice President of Operations and Director of Legal Affairs. Mr. Gabo was a practicing patent attorney with the law firm of Gifford, Krass, Sprinkle, Anderson & Citkowski, P.C. before joining the company and also brings a decade of operations experience from his work as a product engineer. He received his J.D. in 2001 from the University of Detroit Mercy Law School and his B.S. in Engineering in 1993 from the University of Michigan in Ann Arbor.
About InNexus
InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its DXL™ technology, which improves the potency of existing antibody products while opening new markets and disease applications. DXL™ antibodies utilize unique, novel and patented methods and technologies of InNexus.

InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of Mayo Clinic and has its own in-house developmental facilities. These development resources provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit http://www.ixsbio.com.
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward-looking statements that involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company’s control that may cause actual results or performance to differ materially from those currently anticipated in such statements.
Contact:
Jeff Morhet
Chairman & Chief Executive Officer
InNexus Biotechnology Inc.
480-862-7500